UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

As previously reported, on February 27, 2024, the Registrant received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Registrant that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Registrant was provided 180 calendar days, or until August 26, 2024, to regain compliance with the Minimum Bid Price Rule. On August 27, 2024, Nasdaq granted the Registrant an additional 180 calendar days, or until February 24, 2025, to regain compliance.

Since then, Nasdaq has determined that for 10 consecutive business days, from February 13, 2025 to February 27, 2025, the closing bid price of the Registrant’s common shares has been at $1.00 per share or greater. On February 28, 2025, Nasdaq notified the Registrant that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
99.1	Press release dated March 3, 2025, entitled “Tantech Holdings Regains Compliance with NASDAQ Minimum Bid Price Requirement”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 3, 2025	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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